UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                           WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                     June 14,
2019

  Mercedes Pacheco, Managing Director and Senior Legal Counsel
  Banco Santander, S.A.
  New York Branch
  45 E. 53rd Street
  New York, New York 10022

           Re:     Banco Santander, S.A.
                   Schedule TO-C
                   Filed May 29, 2019 by Banco Santander, S.A.
                   File No. 005-90381

  Dear Ms. Pacheco:

         We have reviewed the above-captioned Schedule TO-C, and have the following comments. Please respond to this letter by amending the filing and/or otherwise making any necessary revisions in the associated Form F-4. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please advise us why in a written response.

         After reviewing any amendment to either or both of the filings, and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  Schedule TO-C

  Item 2. Subject Company Information, page 3

  1. Please advise us, with a view towards revised disclosure, of the number of shares outstanding of the subject class(es) as of the most recent practicable date. The information incorporated by reference from the associated Form F-4 did not specify the number of shares outstanding and otherwise did not leave open the possibility that such information would be provided in the future. See Item 1002(b) of Regulation M-A.

  Item 3. Identity and Background of Filing Person, page 4

  2. Neither the Schedule TO nor the associated Form F-4 provide disclosure whether or not the bidder was convicted of a crime in a criminal proceeding during the past 5 years or whether or not it was a party to any judicial or administrative proceeding. Please revise or advise.
     See Items 1003(c)(3) and 1003(c)(4) of Regulation M-A and related General Instruction E to
     Schedule TO which requires affirmative in the negative.
 Mercedes Pacheco
June 14, 2019
Page 2

Item 4. Terms of the Transaction, page 4

3. Please revise to specify the exact dates by which a security holder is eligible to exercise a withdrawal right, as required by Item 1004(a)(vi) of Regulation M-A, or advise. The existing description of the availability of withdrawal rights that has been incorporated by reference is dependent upon security holders conducting a calculation.

4. The exchange offer conditions have been disclosed in the prospectus within the associated
   Form F-4 as a defined term, the initial description of such conditions indicates that they may be satisfied or waived without any temporal constraint. Please revise to make clear, as intimated in the closing paragraph of the conditions section beginning at page 61 of the prospectus, that all exchange offer conditions with the exception of those subject to government approvals may only be satisfied or waived prior to the expiration time.

5. While the determination as to whether or not a condition has been satisfied or has otherwise occurred may be within Santander Spain's sole discretion as described, such determination is not "final and binding" as disclosed. Please revise to indicate that security holders may challenge Santander Spain's determinations in a court of competent jurisdiction. Please make conforming changes wherever "final and binding" appears elsewhere in the prospectus.

6. Santander Spain has explained on page 62 of the prospectus contained within the associated
   Form F-4 that the exchange offer conditions may be asserted "regardless of the circumstances (including any action or inaction by Santander Spain)." The inclusion of conditions to the Offer to Exchange is not objectionable if such conditions are objectively determinable and otherwise cannot be asserted at any time for any reason. To the extent a bidder reserves the right to assert an offer condition based upon its own action or inaction, the tender offer could be viewed as illusory and thus in contravention of
Section 14(e).
   Please revise to remove this implication.

 Item 8. Interest in Securities of the Subject Company, page 6

7. We did not locate the aggregate number of subject securities beneficially owned by the bidder, as required by Item 1008(a). Please direct us to that disclosure, or revise.

8. It is unclear whether or not the bidder "indirectly" beneficially owns subject securities through an associate or majority owned subsidiary. If any subject securities are so indirectly owned, please provide both the aggregate number and percentage of subject securities owned by the associate or majority owned subsidiary. See Item 1008(a) of Regulation M-A.

Item 10. Financial Statements, page 6

9. It is unclear whether or not the associated Form F-4 discloses the required pro forma financial information in accordance with Item 1010(b) of Regulation M-A. Please confirm that such information has been prepared and disclosed in accordance with the standards set forth in that provision, or revise.
 Mercedes Pacheco
June 14, 2019
Page 3


10. The information required by Item 1010(a) of Regulation M-A has been incorporated by reference. Because security holders apparently will not be receiving a printed version of such information within the prospectus contained within the associated Form F-4, please amend the Offer to Exchange to include the summarized financial information in accordance with and required by Item 1010(c) of Regulation M-A. See Instruction 6 to
Item 10 of
    Schedule TO and related CDI I.H.7 in our July 2001 Supplement to the Manual of Publicly
    Available Telephone Interpretations. The Selected Financial Data of Santander Spain that appears in the prospectus within the associated Form F-4 beginning at page 32 appears to have been prepared and disclosed pursuant to a different regulatory provision.

General

11. Please advise us, with a view toward revised disclosure, why a reference to
Item 13 was not
    included. To the extent Banco Spain is relying upon an exception within Rule 13e-3(g), please also provide us with a brief explanation as to why such exception is available.

                                        *       *      *

       We remind you that Santander Spain, as defined in the Schedule TO-C, is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions

cc: Nicholas A. Kronfeld
Marc O. Williams
Davis Polk & Wardwell LLP